FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020
Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)
373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated November 11, 2020 of Performance Shipping Inc. (the “Company”) announcing that, through a separate wholly-owned subsidiary, the Company has signed a Memorandum of Agreement to purchase the M/T Kalamas, a 105,400 dwt Aframax tanker vessel built in 2011 by Sumitomo Heavy Industries Marine & Engineering Co. Ltd, Japan, from an unaffiliated third party seller for a total purchase price of US$22.0 million.

The information contained in this Report on Form 6-K, excluding the included quote by Mr. Andreas Michalopoulos, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of August 13, 2014, and the Company's registration statement on Form F-3 (File No. 333-237637), filed with the SEC with an effective date of April 23, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(registrant)

Dated: November 12, 2020	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary

Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES AGREEMENT
TO ACQUIRE FIFTH AFRAMAX TANKER

ATHENS, GREECE, November 11, 2020 – Performance Shipping Inc. (NASDAQ: PSHG), (the “Company”), a global shipping company specializing in the ownership of tankers, today announced that it has signed, through a separate wholly-owned subsidiary, a Memorandum of Agreement to purchase the M/T Kalamas, a 105,400 dwt Aframax tanker vessel built in 2011 by Sumitomo Heavy Industries Marine & Engineering Co. Ltd, Japan, from an unaffiliated third party seller for a total purchase price of US$22.0 million. The vessel, the Company’s fifth Aframax tanker, is expected to be delivered between November 15 and December 22, 2020, and will be renamed M/T P. Yanbu.

Upon delivery of the M/T Kalamas, the cargo-carrying capacity of the Company’s fleet will have increased by 23.9% to approximately 546,094 deadweight tons (dwt). The M/T Kalamas was built to high specification and has been retrofitted with a ballast water treatment system (BWTS), in compliance with the Ballast Water Management (BWM) Convention. The vessel completed its docking survey in July 2020 and its special survey in October 2020. As a result, the Company does not expect to incur any capital expenditures on the vessel until January 2026.

The aforementioned acquisition will be financed with US$13.2 million cash on hand and US$8.8 million from the recently announced term loan facility with Piraeus Bank S.A.

Following the incurrence of the US$8.8 million loan in connection with this acquisition and the partial refinancing of the Nordea facility, total debt at year end 2020 will be US$58.1 million. Quarterly principal installments for total debt starting in 2021 will be approximately US$2.1 million.

Commenting on the agreement, Mr. Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“The acquisition of our fifth Aframax tanker is an important milestone for our Company; it marks the completion of the first internally financed growth phase, consistent with our corporate strategy and policies announced a mere three weeks ago. The acquisition will, among other things, reduce our indicative estimated daily cashflow breakeven rate by about US$3,000 to about US$16,000 per vessel per day, thereby meaningfully enhancing our ability to pay dividends to our shareholders pursuant to our variable dividend policy. It also marks our commitment to become a premier tanker vessel owning company. Following the delivery of the vessel and starting in 2021, we look forward to patiently and consistently executing our commercial and financial strategy for the benefit of our shareholders.”

About the Company
Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of Aframax tankers. The Company's current fleet is employed primarily on short to medium term charters with leading energy companies and traders.
Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for our vessels, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of the novel coronavirus (COVID-19) pandemic and its impact on the demand for seaborne transportation of petroleum and other types of products, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.